UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2014

Commission File Number: 001-15092
_____________________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
_____________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 24, 2014 announcing Turkcell’s First Quarter 2014 results and Q1 2014 IFRS report.

1

First Quarter 2014 Results

Content

HIGHLIGHTS
COMMENTS FROM THE CEO, SUREYYA CILIV	4

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2014
FINANCIAL REVIEW OF TURKCELL GROUP	5
OPERATIONAL REVIEW IN TURKEY	7

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	8
TURKCELL SUPERONLINE	9
FINTUR	9
TURKCELL GROUP SUBSCRIBERS	10

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	10

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	11

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2014 refer to the same item as at March 31, 2013. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2014, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the first and fourth quarters of 2013, and first quarter of 2014, both in TRY and US$, is based on IFRS figures.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

First Quarter 2014 Results

HIGLIGHTS OF THE FIRST QUARTER OF 2014

•	Group revenues grew by 6% to TRY2,855 million (TRY2,688 million)

•	Group EBITDA1 increased by 10% to TRY887 million (TRY808 million), while the EBITDA margin rose to 31.1% (30.0%)

•	Group net income declined to TRY359 million (TRY566 million), adversely impacted by devaluation of UAH against US$ in Ukraine

•	Mobile business revenues in Turkey were at TRY2,205 million (TRY2,201 million) with a 30.2% (29.4%) EBITDA margin

-	Mobile broadband revenues rose by 26% to TRY400 million (TRY319 million)

-	Voice revenues2 declined by 3% to TRY1,537 million (TRY1,585 million), due to regulatory decisions

•	Revenues of subsidiaries3 grew by 33% to TRY650 million (TRY488 million), while EBITDA increased by 38% to TRY222 million (TRY161 million)

Excluding the impact of MTR cuts effective as of July 1, 20134:
•	Turkcell Group revenues would be TRY2,955 million on 10% growth.
•	Mobile business revenues in Turkey would be TRY2,305 million on 5% growth, with a 3% rise in voice revenues.
•	Group EBITDA would be TRY886 million on 10% growth.

(1) EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 1% of Turkcell Turkey) revenues.
(3) Including eliminations.
(4) The adjusted figures are non-IFRS measures.
(*)For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2014 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

3

First Quarter 2014 Results

COMMENTS FROM CEO, SUREYYA CILIV

“In the first quarter of 2014, Turkcell Group revenues rose 6% to TRY2.9 billion, while EBITDA grew by 10% to TRY887 million. Meanwhile, EBIT increased by 9% to TRY488 million, while net income, adversely impacted by devaluation in Ukraine, realized at TRY359 million.

Turkcell’s mobile business revenues in Turkey, negatively affected by regulatory decisions and increased competition, remained flat, whereas mobile broadband grew by 26%.

Our subsidiaries’ revenues grew by 33%, continuing their strong contribution to Group revenues. Consequently, their contribution to group revenues and EBITDA rose to 23% and 25%, respectively. Revenues of Turkcell Superonline, continuously investing in the fiber broadband business, grew by 38% year on year. Meanwhile, revenues from our Ukrainian business rose by 24% in TRY terms, while being flat in USD terms due to devaluation of the local currency. We believe in the future potential of Ukraine. We sincerely hope for a normalization of the current political situation, and advancing a fast mobile internet infrastructure that will add value to its economy.

We are celebrating the 20th anniversary of Turkcell in Turkey this year. Over the past 20 years, we have taken confident steps in our transformation from “a GSM operator to a communications and technology company”. We have provided 43.2 Mbps mobile broadband and 1,000 Mbps fiber broadband speed in a first for Turkey, thereby making information accessible anytime and anywhere, ranking us among the world’s foremost players. And with investments of over TRY23 billion in our infrastructure, innovative services and social responsibility projects, we have created more value for the economy and for our customers.   With this pioneering vision, we will continue our efforts to carry Turkey and all other markets that we operate in forward. And so we thank all of our customers, employees, business partners, board of directors and shareholders, who are always beside us.”

OVERVIEW OF TURKCELL TURKEY

Competition in the first quarter of the year, which is seasonally slow, and historically aggressive, has increased through bundled offers with greater data incentives. Following the ICTA decision on a higher minimum limit on onnet voice and SMS tariffs and the extension of this decision on campaigns1, both of which apply only to Turkcell, the competitors increased their focus on market share gain.  Furthermore, the ICTA decision on decreasing the maximum SMS price by 20%2 which came into effect this quarter, along with lower MTR rates since July 2013, have decreased unit prices in the market compared to a year ago, pressuring profitability.  Thus far, in April, we observed that the competition has continued at an increasing pace with a decrease in some offer prices.

In this environment, as part of our strategy of profitable growth, we remained focused on expanding our postpaid customer base and increasing smartphone penetration. Accordingly, our postpaid customers grew by 93 thousand quarterly net additions to 14.1 million and 40.5% of the total base, while we recorded a 389 thousand decline in our customer base, mainly from among price-sensitive prepaid customers.   Meanwhile, our smartphone base expanded by 711 thousand to 10.3 million, corresponding to 32% penetration, despite the macro challenges and regulatory change that abolished the availability of installments on credit card payments for handsets. This was achieved through our contracted offers and promotion of our affordable T40 model.

Overall, despite the challenges discussed above, in the first quarter, we recorded a topline and EBITDA performance in line with our full year guidance.

1: Decision date is 7 January 2014
2: Decision date is 23 September 2013 (Decreased from TRY 0.4154/SMS to TRY 0.3325/SMS)

4

First Quarter 2014 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE FIRST QUARTER 2014

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2014 in TRY terms. Selected financial information presented in this press release for the first and fourth quarters of 2013, and the first quarter of 2014, both in TRY and US$ is based on IFRS figures.

Selected financial information for the first and fourth quarters of 2013, and the first quarter of 2014, both in TRY and in US$ prepared in accordance with IFRS and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards are also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q113	Q413	Q114	y/y %	q/q %
Total Revenue	2,688.4	2,883.6	2,855.2	6.2%	(1.0%)
Direct cost of revenues1	(1,687.3)	(1,851.3)	(1,742.3)	3.3%	(5.9%)
Direct cost of revenues1/revenues	(62.8%)	(64.2%)	(61.0%)	1.8pp	3.2pp
Depreciation and amortization	(360.4)	(481.6)	(399.6)	10.9%	(17.0%)
Gross Margin	37.2%	35.8%	39.0%	1.8pp	3.2pp
Administrative expenses	(128.9)	(152.0)	(142.1)	10.2%	(6.5%)
Administrative expenses/revenues	(4.8%)	(5.3%)	(5.0%)	(0.2pp)	0.3pp
Selling and marketing expenses	(425.0)	(510.4)	(483.1)	13.7%	(5.3%)
Selling and marketing expenses/revenues	(15.8%)	(17.7%)	(16.9%)	(1.1pp)	0.8pp
EBITDA2	807.6	851.5	887.3	9.9%	4.2%
EBITDA Margin	30.0%	29.5%	31.1%	1.1pp	1.6pp
EBIT3	447.2	369.9	487.7	9.1%	31.8%
Net finance income / (expense)	129.3	149.7	(303.3)	(334.6%)	(302.6%)
Finance expense	(37.4)	(89.7)	(551.9)	n.m	515.3%
Finance income	166.7	239.4	248.6	49.1%	3.8%
Share of profit of associates	68.6	75.8	73.6	7.3%	(2.9%)
Other income / (expense)	(0.3)	(35.6)	(3.5)	n.m	(90.2%)
Monetary gains / (losses)	53.5	72.5	64.5	20.6%	(11.0%)
Non-controlling interests	4.4	(7.9)	200.7	n.m	n.m
Income tax expense	(137.1)	(119.5)	(160.2)	16.8%	34.1%
Net Income	565.6	504.9	359.5	(36.4%)	(28.8%)
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash from operating activities.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue grew by 6.2% year-on-year, mainly due to:

•	8.5% rise in mobile broadband and services revenues in Turkey to TRY668.3 million (TRY616.2 million), constituting 30.3% (28.0%) of mobile business revenues in Turkey

-	25.6% increase in mobile broadband revenues to TRY400.3 million (TRY318.7 million), despite the tough competitive environment where, particularly, data incentives were increased

•	33.4% growth in revenues of subsidiaries to TRY650.3 million (TRY487.6 million) with an increasing contribution to the topline of 22.8% (18.1%)

-	37.6% rise in Turkcell Superonline revenues to TRY279.7 million (TRY203.3 million)

5

First Quarter 2014 Results

Direct cost of revenues grew by 3.3% to TRY1,742.3 million (TRY1,687.3 million), while as a percentage of revenues declining to 61.0% (62.8%). This was mainly due to lower interconnect costs as a result of MTR cuts. Meanwhile, there was an increase in depreciation and amortization expenses and other cost items as a percentage of revenues.

The table below presents the interconnect revenues and costs of Turkcell Turkey:

Million TRY	Q113	Q413	Q114	y/y %	q/q %
Interconnect revenues	305.6	253.2	253.7	(17.0%)	0.2%
as a % of revenues	13.9%	11.3%	11.5%	(2.4pp)	0.2pp
Interconnect costs	(299.4)	(238.6)	(241.4)	(19.4%)	1.2%
as a % of revenues	(13.6%)	(10.7%)	(11.0%)	2.6pp	(0.3pp)

Administrative expenses as a percentage of revenues rose by 0.2pp to 5.0% (4.8%) year-on-year in Q114, driven mainly by increased bad debt expenses (0.4pp) as opposed to the decline in other cost items (0.2pp).

Selling and marketing expenses as a percentage of revenues grew by 1.1pp to 16.9% (15.8%) year-on-year in Q114 due to increased selling expenses (1.0pp), frequency usage fee (0.4pp) and other cost items (0.5pp) as opposed to the decrease in marketing expenses (0.8pp).

EBITDA increased by 9.9% to TRY887.3 million (TRY807.6 million) year-on-year, while the EBITDA margin climbed to 31.1% (30.0%). While selling and marketing, as well as administrative expenses increased by 1.1pp and 0.2pp as a percentage of revenues, respectively, the direct cost of revenues (excluding depreciation and amortization) decreased by 2.4pp.

The EBITDA of subsidiaries improved by 37.9% to TRY221.8 million (TRY160.9 million) with the higher EBITDA of both Turkcell Superonline and Astelit.

Net finance expense was at TRY303.3 million (net finance income of TRY129.3 million), due to the increase in translation losses to TRY508.6 million (TRY0.6 million) partially netted off with the increase in interest income recorded on time deposits.

In Q114, Astelit recorded a translation loss of TRY464.0 million, stemming from the devaluation of the UAH against the US$ during the quarter. Meanwhile, BeST recorded TRY48.7 million, Turkcell Superonline recorded TRY10.9 million and other group companies recorded TRY2.1 million translation losses, while Turkcell Turkey recorded a translation gain of TRY17.1 million.

Share of profit of equity accounted investees comprising our share in the net income of unconsolidated investees Fintur and A-Tel, rose by 7.3% year-on-year to TRY73.6 million (TRY68.6 million).

Income tax expense details in Q114 are presented in the table below:

Million TRY	Q113	Q413	Q114	y/y %	q/q %
Current Tax expense	(138.7)	(166.7)	(174.0)	25.5%	4.4%
Deferred Tax Income/expense	1.6	47.2	13.8	762.5%	(70.8%)
Income Tax expense	(137.1)	(119.5)	(160.2)	16.8%	34.1%

Net income fell by 36.4% to TRY359.5 million (TRY565.6 million) in Q114, mainly due to higher translation losses recorded during the quarter following the devaluation of the UAH against the US$ (for details, please see the Astelit section).

(*)EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash from operating activities.

6

First Quarter 2014 Results

Total debt as of March 31, 2014 increased to TRY3,515.5 million (US$1,605.4 million) from TRY3,014.6 million (US$1,666.7 million) as of March 31, 2013 in consolidated terms. The debt balance of Ukraine (including intra-group debt) was TRY1,433.2 million (US$654.5 million), while that of Belarus was TRY1,351.0 million (US$617.0 million) and of Turkcell Superonline was TRY757.7 million (US$346.0 million).

TRY2,752.9 million (US$1,257.1 million) of our consolidated debt is at a floating rate, while TRY2,151.9 million (US$982.7 million) will mature within less than a year. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY340.4 million in Q114, of which TRY230.2 million was related to Turkcell Turkey, TRY69.7 million to Turkcell Superonline, TRY15.0 million to Astelit and TRY6.6 million to BeST. The major cash outflow items in this quarter were capex and other items including corporate tax payment, frequency usage fee payment and the change in net working capital.

Consolidated Cash Flow (million TRY)	Q113	Q413	Q114
EBITDA1	807.6	851.5	887.3
LESS:
Capex and License	(199.5)	(818.5)	(340.4)
Turkcell	(117.1)	(500.2)	(230.2)
Turkcell Superonline	(59.2)	(172.1)	(69.7)
Ukraine2	(6.1)	(61.2)	(15.0)
Investment & Marketable Securities	(2.4)	1.7	(22.7)
Net interest Income/ (expense)	129.9	208.7	205.4
Other	(1,063.2)	197.7	(973.2)
Net Change in Debt	(60.4)	(15.2)	103.8
Cash generated	(388.0)	425.6	(139.8)
Cash balance	6,610.9	8,128.9	7,989.1
(1) EBITDA is a non-GAAP financial measurement. See page 11 for the reconciliation of EBITDA to net cash from operating activities.
(2) The impact from the movement of reporting currency (TRY) against US$ is included in this line.

Operational Review in Turkey

Summary of Operational data	Q113	Q413	Q114	y/y %	q/q %
Number of total subscribers (million)	34.9	35.2	34.8	(0.3%)	(1.1%)
Postpaid	13.5	14.0	14.1	4.4%	0.7%
Prepaid	21.4	21.2	20.7	(3.3%)	(2.4%)
ARPU, blended (TRY)	21.0	21.3	21.0	-	(1.4%)
Postpaid	36.4	36.5	36.3	(0.3%)	(0.5%)
Prepaid	11.5	11.3	10.8	(6.1%)	(4.4%)
ARPU (Average Monthly Revenue per User), blended (US$)	11.7	10.5	9.5	(18.8%)	(9.5%)
Postpaid	20.4	18.0	16.3	(20.1%)	(9.4%)
Prepaid	6.4	5.6	4.8	(25.0%)	(14.3%)
Churn (%)	8.5%	6.7%	7.8%	(0.7pp)	1.1pp
MOU (Average Monthly Minutes of usage per subscriber), blended	238.8	257.5	254.6	6.6%	(1.1%)

Subscribers of our mobile business in Turkey declined by 389 thousand in Q114, mainly due to losses in the prepaid segment due to an intensely competitive environment. Yet, we continued to expand our postpaid subscriber base by 93 thousand net additions with our continued focus on contracting and switches from prepaid to postpaid segment. As a result, the share of our postpaid subscribers in the total subscriber base increased to 40.5% (38.6%).

7

First Quarter 2014 Results

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. In Q114, our churn rate decreased to 7.8% (8.5%). The rate in Q113 was impacted by the ICTA decision enabling users of mobile lines without subscription to register those lines under their names. Each subscription line registered due to this decision had to be recorded as a churn and also as an acquisition in operators’ records. Excluding the impact of this decision, the churn rate would have been 7.9% in Q113. The rate increased 1.1pp quarter-on-quarter driven by increased competition.

ARPU in TRY terms stayed flat year-on-year at TRY21.0 (TRY21.0), including the impact of the MTR cuts. Excluding this impact, blended ARPU would have increased by 4.8% to TRY22.0.

MoU increased 6.6% year-on-year to 254.6 minutes (238.8 minutes) driven by higher incentives and greater package utilization.

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit revenues remained nearly flat at US$99.0 million (US$99.2 million), while registering 13.5% growth in local currency terms year-on-year, mainly driven by a larger customer base and increased mobile data revenues. Furthermore, Astelit registered double-digit EBITDA growth of 12.5% to US$31.5 million (US$28.0 million), while operational profitability improved by 3.7pp to 31.9% (28.2%).

Astelit’s three-month active subscribers increased by 122 thousand during the quarter to 9.3 million. ARPU (3 months active) fell by 12.2% to US$3.6 (US$4.1) given the impact of currency devaluation. MoU decreased by 9.9% to 167.1 minutes (185.4 minutes), mainly driven by changes in consumer behavior.

A challenging macroeconomic and political environment continues in Ukraine. Following the decision of the National Bank of Ukraine to adopt a floating currency regime in February, US$/UAH increased by 37% during the quarter. While Astelit’s operational performance remained intact and uninterrupted, the devaluation has adversely impacted our consolidated financial statements through Astelit’s FX-denominated debt with a TRY464.0 million translation loss, having a net income effect of TRY255.4 million.

Further currency devaluation coupled with increasing inflation, and decreasing consumer confidence in Ukraine, may put some pressure on Astelit’s operational and financial performance over the coming quarters.

Astelit	Q113	Q413	Q114	y/y %	q/q %
Number of subscribers (million)1	11.1	12.6	12.5	12.6%	(0.8%)
Active (3 months)2	8.2	9.2	9.3	13.4%	1.1%
MOU (minutes)	185.4	172.0	167.1	(9.9%)	(2.8%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.0	3.1	2.6	(13.3%)	(16.1%)
Active (3 months)	4.1	4.1	3.6	(12.2%)	(12.2%)
Revenue (million UAH)	792.5	912.8	899.5	13.5%	(1.5%)
Revenue (million US$)	99.2	114.2	99.0	(0.2%)	(13.3%)
EBITDA (million US$)3	28.0	35.2	31.5	12.5%	(10.5%)
EBITDA margin	28.2%	30.8%	31.9%	3.7pp	1.1pp
Net loss (million US$)	(14.9)	(2.4)	(213.1)	n.m	n.m
Capex (million US$)	3.4	26.8	6.9	102.9%	(74.3%)
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(3) EBITDA is a non-GAAP financial measurement. See page 11 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

8

First Quarter 2014 Results

Turkcell Superonline continued its robust financial performance with revenue and EBITDA growth of 37.6% and 34.2%, respectively. The EBITDA margin of 26.7% (27.3%) was impacted by increased selling and marketing expenses compared to a year ago.

During the quarter, FTTH subscriber base1 expanded with 44 thousand net additions. Residential segment revenues grew by 51.2% while corporate segment revenues rose by 33.5% with further synergies at the group level year-on-year.  Accordingly, the share of residential and corporate segment revenues in total revenues reached 65% (62%). Meanwhile, the share of non-group revenues reached 77% (74%).

Turkcell Superonline has continued to invest in its fiber network, increasing home passes2 to 1.8 million.

Turkcell Superonline (million TRY)	Q113	Q413	Q114	y/y %	q/q %
Revenue	203.3	262.1	279.7	37.6%	6.7%
Residential	72.1	94.4	109.0	51.2%	15.5%
% of revenues	35.5%	36.0%	39.0%	3.5pp	3.0pp
Corporate	54.6	73.7	72.9	33.5%	(1.1%)
% of revenues	26.9%	28.1%	26.1%	(0.8pp)	(2.0pp)
Wholesale	76.6	94.0	97.8	27.7%	4.0%
% of revenues	37.7%	35.9%	35.0%	(2.7pp)	(0.9pp)
EBITDA 3	55.6	64.1	74.6	34.2%	16.4%
EBITDA Margin	27.3%	24.4%	26.7%	(0.6pp)	2.3pp
Capex	59.2	172.1	69.7	17.7%	(59.5%)
FTTH subscribers	464	570	614	32.3%	7.7%
(1) FTTH subscriber base refers to residential and corporate fiber subscribers.
(2) Home passes figure refers to the total of home passes and office passes figures.
(3) EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur’s subscriber base decreased by 0.7 million year-on-year, mainly due to KCell’s one-off clean up of database with the net effect of 789 thousand subscribers. Fintur’s consolidated revenues declined by 8.7% mainly due to the decline in KCell’s revenues as a result of devaluation of the Kazakhstani Tenge (KZT) against the US$ and the MTR cut. Accordingly, Fintur’s contribution to net income decreased by 13.2% to US$33 million (US$38 million) year-on-year.

Fintur	Q113	Q413	Q114	y/y %	q/q %
Subscribers (million)	21.4	21.5	20.7	(3.3%)	(3.7%)
Kazakhstan	13.8	14.3	13.5	(2.2%)	(5.6%)
Azerbaijan	4.4	4.4	4.3	(2.3%)	(2.3%)
Moldova	1.3	1.0	1.0	(23.1%)	-
Georgia	1.9	1.8	1.8	(5.3%)	-
Revenue (million US$)	473	527	432	(8.7%)	(18.0%)
Kazakhstan	286	322	259	(9.4%)	(19.6%)
Azerbaijan	136	151	124	(8.8%)	(17.9%)
Moldova	18	20	17	(5.6%)	(15.0%)
Georgia	33	35	31	(6.1%)	(11.4%)
Fintur’s contribution to Group’s net income	38	37	33	(13.2%)	(10.8%)
 (*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

9

First Quarter 2014 Results

Turkcell Group Subscribers amounted to approximately 70.1 million as of March 31, 2014. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers declined by 1.2 million during the quarter.

Turkcell Group Subscribers (million)	Q113	Q413	Q114	y/y %	q/q %
Turkcell	34.9	35.2	34.8	(0.3%)	(1.1%)
Ukraine	11.1	12.6	12.5	12.6%	(0.8%)
Fintur	21.4	21.5	20.7	(3.3%)	(3.7%)
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.0	1.2	1.3	30.0%	8.3%
Turkcell Europe	0.4	0.4	0.4	-	-
TURKCELL GROUP	69.2	71.3	70.1	1.3%	(1.7%)

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q113	Q413	Q114	y/y %	q/q %
US$ / TRY rate
Closing Rate	1.8087	2.1343	2.1898	21.1%	2.6%
Average Rate	1.7865	2.0302	2.2253	24.6%	9.6%
Consumer Price Index (Turkey)	2.6%	2.3%	3.6%	1.0pp	1.3pp
GDP Growth (Turkey)	2.9%	4.4%	n.a.	n.a.	n.a.
US$ / UAH rate
Closing Rate	7.99	7.99	10.95	37.0%	37.0%
Average Rate	7.99	7.99	9.15	14.5%	14.5%
US$ / BYR rate
Closing Rate	8,670	9,510	9,870	13.8%	3.8%
Average Rate	8,627	9,282	9,697	12.4%	4.5%

10

First Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).  EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell (million US$)	Q113	Q413	Q114	y/y %	q/q %
EBITDA	452.1	420.4	399.2	(11.7%)	(5.0%)
Income tax expense	(76.7)	(59.4)	(72.1)	(6.0%)	21.4%
Other operating income / (expense)	(0.6)	(16.9)	(2.1)	250.0%	(87.6%)
Financial income / (expense)	(16.3)	78.2	(16.2)	(0.6%)	(120.7%)
Net increase / (decrease) in assets and liabilities	(540.8)	26.5	(386.7)	(28.5%)	n.m
Net cash from operating activities	(182.3)	448.8	(77.9)	(57.3%)	(117.4%)

Turkcell Superonline (million TRY)	Q113	Q413	Q114	y/y %	q/q %
EBITDA	55.6	64.1	74.6	34.2%	16.4%
Income tax expense	(0.4)	35.3	(1.6)	300.0%	(104.5%)
Other operating income / (expense)	0.5	2.7	0.4	(20.0%)	(85.2%)
Financial income / (expense)	(14.4)	(18.4)	(18.3)	27.1%	(0.5%)
Net increase / (decrease) in assets and liabilities	(84.8)	15.2	(63.1)	(25.6%)	(515.1%)
Net cash from operating activities	(43.5)	98.9	(8.0)	(81.6%)	(108.1%)

Euroasia (million US$)	Q113	Q413	Q114	y/y %	q/q %
EBITDA	28.0	35.2	31.5	12.5%	(10.5%)
Other operating income / (expense)	0.9	(0.2)	0.8	(11.1%)	(500.0%)
Financial income / (expense)	(14.1)	(9.0)	(14.5)	2.8%	61.1%
Net increase / (decrease) in assets and liabilities	(13.6)	(27.4)	(1.3)	(90.4%)	(95.3%)
Net cash from operating activities	1.2	(1.4)	16.5	n.m	n.m

11

First Quarter 2014 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2013 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 34.8 million subscribers as of March 31, 2014. Turkcell is a leading regional player with its approximately 70.1 million subscribers in nine countries as of March 31, 2014. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the first telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of December 2013, Turkcell’s population coverage is at 99.49% in 2G and 86.17% in 3G.  Turkcell reported a TRY2.9 billion (US$1.3 billion) revenue with total assets of TRY21.5 billion (US$9.8 billion) as of March 31, 2014. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

12

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	12 Months Ended	3 Months Ended
	March 31,	December 31,	December 31,	March 31,
	2013	2013	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	2,430.6	2,545.3	10,242.8	2,496.0
Commission fees on betting business	54.3	73.1	230.4	76.2
Monthly fixed fees	20.2	18.2	75.9	16.7
Simcard sales	6.4	7.2	29.8	6.5
Call center revenues and other revenues	176.9	239.8	829.0	259.8
Total revenues	2,688.4	2,883.6	11,407.9	2,855.2
Direct cost of revenues	(1,685.7)	(1,848.9)	(7,058.9)	(1,740.9)
Gross profit	1,002.7	1,034.7	4,349.0	1,114.3
Administrative expenses	(128.9)	(152.0)	(550.3)	(142.1)
Selling & marketing expenses	(425.0)	(510.4)	(1,843.6)	(483.1)
Other Operating Income / (Expense)	211.5	35.3	907.9	255.9
Operating profit before financing and investing costs	660.3	407.6	2,863.0	745.0
Income from investing activities	5.3	8.9	30.2	4.9
Expense from investing activities	(1.5)	(15.3)	(58.1)	(10.8)
Share of profit of equity accounted investees	68.6	75.8	297.3	73.6
Income before financing costs	732.7	477.0	3,132.4	812.7
Finance income	-	-	-	-
Finance expense	(86.3)	85.1	(383.2)	(556.7)
Monetary gain/(loss)	53.5	72.5	176.9	64.5
Income before tax and non-controlling interest	699.9	634.6	2,926.1	320.5
Income tax expense	(137.4)	(120.0)	(592.4)	(160.6)
Income before non-controlling interest	562.5	514.6	2,333.7	159.9
Non-controlling interest	4.4	(7.9)	(3.4)	200.7
Net income	566.9	506.7	2,330.3	360.6

Net income per share	0.26	0.23	1.06	0.16

Other Financial Data

Gross margin	37.3%	35.9%	38.1%	39.0%
EBITDA(*)	807.6	851.5	3,544.5	887.3
Capital expenditures	199.5	818.5	1,822.3	340.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,610.9	8,128.9	8,128.9	7,989.1
Total assets	18,829.8	21,255.6	21,255.6	21,480.5
Long term debt	1,401.5	1,528.5	1,528.5	1,363.5
Total debt	3,014.6	3,332.5	3,332.5	3,515.5
Total liabilities	5,573.2	6,544.8	6,544.8	6,478.1
Total shareholders’ equity / Net Assets	13,256.6	14,710.8	14,710.8	15,002.4

** For further details, please refer to our consolidated financial statements and notes as at 31 March 2014 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	12 Months Ended	3 Months Ended
	March 31,	December 31,	December 31,	March 31,
	2013	2013	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	2,430.6	2,545.3	10,242.8	2,496.0
Commission fees on betting business	54.3	73.1	230.4	76.2
Monthly fixed fees	20.2	18.2	75.9	16.7
Simcard sales	6.4	7.2	29.8	6.5
Call center revenues and other revenues	176.9	239.8	829.0	259.8
Total revenues	2,688.4	2,883.6	11,407.9	2,855.2
Direct cost of revenues	(1,687.3)	(1,851.3)	(7,063.9)	(1,742.3)
Gross profit	1,001.1	1,032.3	4,344.0	1,112.9
Administrative expenses	(128.9)	(152.0)	(550.3)	(142.1)
Selling & marketing expenses	(425.0)	(510.4)	(1,843.6)	(483.1)
Other Operating Income / (Expense)	(0.3)	(35.6)	(58.9)	(3.5)

Operating profit before financing costs	446.9	334.3	1,891.2	484.2
Finance costs	(37.4)	(89.7)	(204.6)	(551.9)
Finance income	166.7	239.4	759.9	248.6
Monetary gain/(loss)	53.5	72.5	176.9	64.5
Share of profit of equity accounted investees	68.6	75.8	297.3	73.6
Income before taxes and minority interest	698.3	632.3	2,920.7	319.0
Income tax expense	(137.1)	(119.5)	(591.4)	(160.2)
Income before minority interest	561.2	512.8	2,329.3	158.8
Non-controlling interests	4.4	(7.9)	(3.4)	200.7
Net income	565.6	504.9	2,325.9	359.5

Net income per share	0.26	0.23	1.06	0.16

Other Financial Data

Gross margin	37.2%	35.8%	38.1%	39.0%
EBITDA(*)	807.6	851.5	3,544.5	887.3
Capital expenditures	199.5	818.5	1,822.3	340.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,610.9	8,128.9	8,128.9	7,989.1
Total assets	18,862.5	21,284.6	21,284.6	21,508.1
Long term debt	1,401.5	1,528.5	1,528.5	1,363.5
Total debt	3,014.6	3,332.5	3,332.5	3,515.5
Total liabilities	5,578.5	6,549.5	6,549.5	6,482.4
Total shareholders’ equity / Net Assets	13,284.0	14,735.1	14,735.1	15,025.6

** For further details, please refer to our consolidated financial statements and notes as at 31 March 2014 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	12 Months Ended	3 Months Ended
	March 31,	December 31,	December 31,	March 31,
	2013	2013	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	1,360.3	1,252.0	5,369.0	1,122.5
Commission fees on betting business	30.4	36.0	120.4	34.3
Monthly fixed fees	11.3	9.0	40.0	7.5
Simcard sales	3.6	3.6	15.6	2.9
Call center revenues and other revenues	98.9	117.0	430.4	116.8
Total revenues	1,504.5	1,417.6	5,975.4	1,284.0
Direct cost of revenues	(944.2)	(905.6)	(3,693.3)	(783.6)
Gross profit	560.3	512.0	2,282.1	500.4
Administrative expenses	(72.1)	(74.3)	(286.8)	(63.9)
Selling & marketing expenses	(237.7)	(250.7)	(964.1)	(217.1)
Other Operating Income / (Expense)	(0.2)	(16.9)	(29.2)	(1.5)

Operating profit before financing costs	250.3	170.1	1,002.0	217.9
Finance costs	(20.8)	(39.1)	(95.5)	(246.6)
Finance income	93.3	117.3	395.4	111.7
Monetary gain/(loss)	29.6	31.6	82.9	29.5
Share of profit of equity accounted investees	38.3	37.4	155.4	33.1
Income before taxes and minority interest	390.7	317.3	1,540.2	145.6
Income tax expense	(76.7)	(59.4)	(310.7)	(72.1)
Income before minority interest	314.0	257.9	1,229.5	73.5
Non-controlling interests	2.5	(3.9)	(1.3)	89.4
Net income	316.5	254.0	1,228.2	162.9

Net income per share	0.14	0.12	0.56	0.07

Other Financial Data

Gross margin	37.2%	36.1%	38.2%	39.0%
EBITDA(*)	452.1	420.4	1,858.0	399.2
Capital expenditures	110.3	360.3	853.8	155.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,655.0	3,808.7	3,808.7	3,648.3
Total assets	10,428.8	9,972.6	9,972.6	9,821.9
Long term debt	774.9	716.2	716.2	622.7
Total debt	1,666.7	1,561.4	1,561.4	1,605.4
Total liabilities	3,084.3	3,068.7	3,068.7	2,960.3
Total equity	7,344.5	6,903.9	6,903.9	6,861.6

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11
** For further details, please refer to our consolidated financial statements and notes as at 31 March 2014 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	31 March 2014	31 December 2013
Assets
Property, plant and equipment	9	2,564,029	2,747,813
Intangible assets	10	1,061,038	1,106,871
GSM and other telecommunication operating licenses		496,752	522,065
Computer software		522,702	544,140
Other intangible assets		41,584	40,666
Investment properties		7,380	7,639
Investments in equity accounted investees	11	259,425	250,959
Other investments		3,063	3,851
Other non-current assets		109,585	117,968
Trade receivables	12	258,910	247,823
Deferred tax assets		31,582	34,333
Total non-current assets		4,295,012	4,517,257

Inventories		29,627	32,845
Other investments		36,692	27,028
Due from related parties	21	10,663	10,012
Trade receivables and accrued income	12	1,313,401	1,294,636
Other current assets	13	488,235	282,152
Cash and cash equivalents	14	3,648,305	3,808,708
Total current assets		5,526,923	5,455,381

Total assets		9,821,935	9,972,638

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(3,267,316)	(3,105,434)
Retained earnings		8,597,444	8,435,045
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,989,538	6,989,021
Non-controlling interests		(127,888)	(85,055)

Total equity		6,861,650	6,903,966

Liabilities
Loans and borrowings	17	622,678	716,150
Employee benefits		40,970	38,709
Provisions		130,570	135,524
Other non-current liabilities		137,117	127,669
Deferred tax liabilities		21,727	30,751
Total non-current liabilities		953,062	1,048,803

Bank overdraft	14	-	237
Loans and borrowings	17	983,525	846,245
Income taxes payable		71,181	65,074
Trade and other payables		791,788	891,515
Due to related parties	21	49,110	42,278
Deferred income		77,006	92,221
Provisions		34,613	82,299
Total current liabilities		2,007,223	2,019,869

Total liabilities		2,960,285	3,068,672

Total equity and liabilities		9,821,935	9,972,638

The notes on page 7 to 81 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Three months ended 31 March
	Note	2014	2013

Revenue		1,284,021	1,504,525
Direct costs of revenue		(783,556)	(944,255)
Gross profit		500,465	560,270

Other income		3,891	4,108
Selling and marketing expenses		(217,083)	(237,704)
Administrative expenses		(63,910)	(72,141)
Other expenses		(5,491)	(4,249)
Results from operating activities		217,872	250,284

Finance income	7	111,714	93,353
Finance costs	7	(246,551)	(20,816)
Net finance income / (expense)		(134,837)	72,537

Monetary gain		29,447	29,586
Share of profit of equity accounted investees	11	33,119	38,298
Profit before income tax		145,601	390,705

Income tax expense	8	(72,156)	(76,704)
Profit for the period		73,445	314,001

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		162,853	316,498
Non-controlling interest		(89,408)	(2,497)
Profit for the period		73,445	314,001

Basic and diluted earnings per share	16	0.07	0.14
(in full USD)

The notes on page 7 to 81 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Three months ended 31 March
	2014	2013

Profit for the period	73,445	314,001

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(175,920)	(109,446)
Actuarial gain / (loss) arising from employee benefits	(537)	64
Tax effect of actuarial gain from employee benefits	83	(14)
	(176,374)	(109,396)
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	176	(50)
Foreign currency translation differences	78,516	(23,368)
Share of foreign currency translation differences of the equity accounted investees	(18,875)	2,502
Tax effect of foreign currency translation differences	944	(125)
	60,761	(21,041)
Other comprehensive expense for the period, net of income tax	(115,613)	(130,437)

Total comprehensive income / (expense) for the period	(42,168)	183,564

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	517	186,613
Non-controlling interests	(42,685)	(3,049)
Total comprehensive income / (expense) for the period	(42,168)	183,564
(1

The notes on page 7 to 81 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2013	1,636,204	22,772	434	534,962	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	316,498	316,498	(2,497)	314,001
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(1,168)	(128,717)	-	(129,885)	(552)	(130,437)
Defined benefit plan actuarial gains	-	-	-	-	-	-	-	50	50	-	50
Change in cash flow hedge reserve	-	-	-	-	(50)	-	-	-	(50)	-	(50)
Total other comprehensive income/(expense)	-	-	-	-	(50)	(1,168)	(128,717)	50	(129,885)	(552)	(130,437)
Total comprehensive income/(expense)	-	-	-	-	(50)	(1,168)	(128,717)	316,548	186,613	(3,049)	183,564
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	813	813
Balance at 31 March 2013	1,636,204	22,772	434	534,962	(1,369)	(259,863)	(2,031,775)	7,524,111	7,425,476	(80,955)	7,344,521
Total comprehensive income/(expense)
Profit for the year	-	-	-	-	-	-	-	911,690	911,690	3,773	915,463
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(12,169)	(1,253,412)	-	(1,265,581)	(6,604)	(1,272,185)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	1,946	1,946	-	1,946
Change in cash flow hedge reserve	-	-	-	-	521	-	-	-	521	-	521
Total other comprehensive income/(expense), net of tax	-	-	-	-	521	(12,169)	(1,253,412)	1,946	(1,263,114)	(6,604)	(1,269,718)
Total comprehensive income/(expense)	-	-	-	-	521	(12,169)	(1,253,412)	913,636	(351,424)	(2,831)	(354,255)
Transfers from legal reserves	-	-	-	2,702	-	-	-	(2,702)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(490)	(490)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(779)	(779)
Change in reserve for non-controlling interest put option	-	-	-	-	-	(85,031)	-	-	(85,031)	-	(85,031)
Balance at 31 December 2013	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966

Balance at 1 January 2014	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	162,853	162,853	(89,408)	73,445
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(1,713)	(160,345)	-	(162,058)	46,723	(115,335)
Defined benefit plan actuarial gains	-	-	-	-	-	-		(454)	(454)	-	(454)
Change in cash flow hedge reserve	-	-	-	-	176	-		-	176	-	176
Total other comprehensive income/(expense)	-	-	-	-	176	(1,713)	(160,345)	(454)	(162,336)	46,723	(115,613)
Total comprehensive income/(expense)	-	-	-	-	176	(1,713)	(160,345)	162,399	517	(42,685)	(42,168)
Dividend paid (Note 15)	-	-	-	-	-	-	-	-	-	(154)	(154)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	6	6
Balance at 31 March 2014	1,636,204	22,772	434	537,664	(672)	(358,776)	(3,445,532)	8,597,444	6,989,538	(127,888)	6,861,650

The notes on page 7 to 81 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Three months 31 March
	Note	2014	2013
Cash flows from operating activities
Profit for the period		73,445	314,001
Adjustments for:
Depreciation and impairment of fixed assets and investment property	9	127,878	143,835
Amortization of intangible assets	10	51,876	57,851
Net finance income		(92,342)	(76,941)
Income tax expense		72,156	76,704
Share of profit of equity accounted investees	11	(33,119)	(38,298)
Gain on sale of property, plant and equipment		(606)	(430)
Unrealised foreign exchange and monetary gains / losses		198,517	(47,022)
Allowance for trade receivables and due from related parties	18	19,145	16,734
Deferred income		(9,003)	(1,757)
		407,947	444,677

Change in trade receivables	12	(79,820)	(145,861)
Change in due from related parties	21	(847)	(4,853)
Change in inventories		2,386	3,635
Change in other current assets	13	(208,401)	(210,444)
Change in other non-current assets		5,343	2,048
Change in due to related parties	21	7,894	(4,992)
Change in trade and other payables		(163,743)	(213,383)
Change in other current liabilities		80,311	73,578
Change in other non-current liabilities		3,569	383
Change in employee benefits		2,705	2,498
Change in provisions		(47,448)	(38,151)
		9,896	(90,865)

Interest paid		(12,474)	(17,439)
Income tax paid		(75,349)	(74,026)
Net cash used in operating activities		(77,927)	(182,330)
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(117,039)	(73,756)
Acquisition of intangible assets	10	(36,801)	(34,066)
Proceeds from sale of property, plant and equipment		1,215	1,366
Proceeds from currency option contracts		527	355
Payment of currency option contracts premium		(15)	(84)
Acquisition of financial assets		(9,476)	(1,226)
Interest received		104,880	90,654
Net cash (used in) / generated by investing activities		(56,709)	(16,757)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		575,486	477,527
Repayment of borrowings		(528,301)	(512,195)
Change in non-controlling interest		6	813
Dividends paid		(154)	-
Net cash (used in) / generated by financing activities		47,037	(33,855)

Net (decrease)/increase in cash and cash equivalents		(87,599)	(232,942)
Cash and cash equivalents at 1 January	14	3,808,471	3,926,215
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(72,567)	(38,231)

Cash and cash equivalents at 31 March	14	3,648,305	3,655,042

The notes on page 7 to 81 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the three months ended 31 March 2014 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2013 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2013 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2014.

The effects of the new standards or amendments to the standards adopted are explained in Note 3b.

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”), LLC Lifetech and  FLLC Global Bilgi (“Global FLLC”) is BYR . The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2013.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

The Group’s condensed interim consolidated financial statements as at and for the period ended 31 March 2014 were approved by the Board of Directors on 24 April 2014.

3.	Significant accounting policies

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

b)	New and Revised International Financial Reporting Standards

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the financial statements

None.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IFRS 10, 11, IAS 27	Investment Entities1
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities1
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets1
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21	Levies1

1 Effective for annual periods beginning on or after 1 January 2014.

Amendments to IFRS 10, 11, IAS 27 Investment Entities

This amendment with the additional provisions of IFRS 10 provide “investment entities” (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

As a consequence of IFRS 13 Fair Value Measurements, there are amendments in the explanations about the measurement of the recoverable amount of an impaired asset. This amendment is limited to non-financial assets and paragraphs 130 and 134 of IAS 36 have been changed.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39 makes it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

IFRIC 21 Levies

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significantaccounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments 1
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions 2
Annual Improvements to 2010 - 2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 2
Annual Improvements to 2011 - 2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 2
IFRS 14	Regulatory Deferral Accounts 3

1 Effective for annual periods beginning on or after 1 January 2014.
2 Effective for annual periods beginning on or after 1 July 2014.
3 Effective for annual periods beginning on or after 1 January 2016.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures

On November 2013, it is tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after 1 January 2017.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can, but are not required, be recognised as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements to 2010 - 2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and RevisedInternational Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 8: Requires disclosure of the judgements made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24: Clarify how payments to entities providing management services are to be disclosed.

Annual Improvements to 2011 - 2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applies to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

The Group evaluates the effects of these standards on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimation uncertainty

Belarus

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. However, Belarusian economy grew only 1.5% in 2012 as the authorities failed to capitalize on improved competitiveness after the sharp currency depreciation in 2011. On the positive side, inflation fell sharply from over 100% at the end of 2011 to almost 22% in 2012. National Bank of the Republic Belarus (“NBRB”) has been gradually decreased the refinancing rate by 15 percentage points during 2012, from 45% to 30% per annum.

As of March 2014, the inflation rate stood at 16% for the last twelve months, roughly unchanged from the December 2013 levels. Inflationary pressure remains elevated, despite headline inflation gradually moderating. CPI will stay in double digits (~14%) in 2014 due to continued communal tariffs indexation and BYR devaluation. NBRB cut the refinancing rate 1 percentage points to 22.5% in April 2014. This was the first rate cut this year, bringing the total amount of easing to 7.5 percentage points since the beginning of 2013.

NBRB has stabilized foreign exchange market with the help of a “managed float” exchange policy. As the cumulative inflation in the last three years exceeded 100% as of 31 December 2011, Belarus was considered a hyperinflationary economy. In this context, IAS 29 is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

Although downside economic risks have been reduced, macroeconomic stability is still fragile. External vulnerability is still a concern and next year’s financing picture remains challenging due to heavy debt redemption schedule and strong domestic demand keeping current account deficit wide. Given Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due this year and the current account deficit, these factors create devaluationary and inflationary pressure.

Ukraine

Ukraine continues to struggle economically while the political uncertainty with Russia continues. International Monetary Fund (“IMF”) negotiations resulted with the IMF offering an aid package for $14-18 million, which can be further increased up to $27 million. In addition to this, the European Union has also committed to provide $15 million after the completion of the IMF deal. Inspite of these aid packages the economy continues to remain fragile due to increasing tensions with Russia and increasing taxes and gas prices.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

The National Bank of Ukraine (“NBU”) began implementing a free float regime for the UAH as of February 2014 in order to stop its FX reserves eroding further from their recent record low levels of USD 15 million. This low level of FX reserves implies a higher vulnerability to shocks and greater risks to market expectations. Upon beginning to free float, the UAH depreciated to record high levels of 12.70 and now stands around 11.38. The UAH has lost 37% of its value in the first quarter of 2014. In order to stem further loss in the currency, the NBU hiked its policy rate from 6.5% to 9.5%, the largest rate hike Ukraine has seen since the Russian moratorium in 1998. In addition to these, when the conditions of the IMF deal are also factored in, negative growth, higher inflation and further depreciation of the currency may be expected.

As of 24 April 2014, the Company has recorded an additional foreign exchange loss amounting to $25,359 due to its net foreign currency position.

The latest situation as of 31 March 2014 between Ukraine and Russia is that major cities in the eastern region of Ukraine such as Donetsk and Kharkov have been demanding referendums similar to the one held in Crimea which resulted in the peninsula’s annexation by Russia. In the recently held Geneva summit, Ukraine, EU, the United States of America and Russia appeared to have reached a mutual agreement however the possible results still remain ambiguous. The potential consequences of the political ambiguity and related counterparty risks are being closely monitored.

The net book value of non-current assets of the Group located in the Crimea which was annexed by the Russian Federation in March 2014 amounts to $14,715 as of 31 March 2014. The impact of these events on the Company’s assets and operations in Crimea cannot be reliably determined as of the date of issuance of these financial statements.

Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 March 2014, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Three months ended 31 March
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Total external revenues	985,223	1,224,854	97,971	98,035	18,192	14,944	182,635	166,692	1,284,021	1,504,525
Intersegment revenue	6,175	6,972	1,054	1,116	20	21	114,027	107,204	121,276	115,313
Reportable segment adjusted EBITDA	299,532	362,116	31,542	27,996	433	36	72,258	69,273	403,765	459,421
Finance income	104,472	85,934	286	1,272	1,106	1,760	14,296	18,358	120,160	107,324
Finance cost	5,075	5,213	(221,623)	(14,894)	(35,258)	(17,528)	(16,467)	(16,138)	(268,273)	(43,347)
Monetary gain	-	-	-	-	29,390	29,586	57	-	29,447	29,586
Depreciation and amortization	(112,384)	(127,659)	(24,064)	(30,233)	(8,808)	(8,205)	(40,029)	(41,388)	(185,285)	(207,485)
Share of profit of equity accounted investees	-	-	-	-	-	-	33,119	38,298	33,119	38,298
Capital expenditure	107,541	71,513	6,867	3,395	3,017	4,215	41,443	39,260	158,868	118,383
Bad debt expense	(16,010)	(15,363)	(83)	(132)	(1,375)	174	(1,677)	(1,413)	(19,145)	(16,734)

	As at 31 March 2014 and 31 December 2013
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Reportable segment assets	3,945,561	3,825,648	320,983	455,918	194,909	198,722	1,360,990	1,351,040	5,822,443	5,831,328
Investment in associates	-	-	-	-	-	-	259,425	250,959	259,425	250,959
Reportable segment liabilities	892,539	970,443	66,397	97,841	54,721	59,222	248,338	283,702	1,261,995	1,411,208

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Three months ended 31 March
	2014	2013
Revenues
Total revenue for reportable segments	1,108,635	1,345,942
Other revenue	296,662	273,896
Elimination of inter-segment revenue	(121,276)	(115,313)
Consolidated revenue	1,284,021	1,504,525

	Three months ended 31 March
	2014	2013
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	331,507	390,148
Other adjusted EBITDA	72,258	69,273
Elimination of inter-segment adjusted EBITDA	(4,539)	(7,310)
Consolidated adjusted EBITDA	399,226	452,111
Finance income	111,714	93,353
Finance costs	(246,551)	(20,816)
Monetary gain	29,447	29,586
Other income	3,891	4,108
Other expenses	(5,491)	(4,249)
Share of profit of equity accounted investees	33,119	38,298
Depreciation and amortization	(179,754)	(201,686)
Consolidated profit before income tax	145,601	390,705
Income tax expense	(72,156)	(76,704)
Profit for the period	73,445	314,001

	Three months ended 31 March
	2014	2013
Finance income
Total finance income for reportable segments	105,864	88,966
Other finance income	14,296	18,358
Elimination of inter-segment finance income	(8,446)	(13,971)
Consolidated finance income	111,714	93,353

	Three months ended 31 March
	2014	2013
Finance costs
Total finance cost for reportable segments	251,806	27,209
Other finance cost	16,467	16,138
Elimination of inter-segment finance cost	(21,722)	(22,531)
Consolidated finance cost	246,551	20,816

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Three months ended 31 March
	2014	2013
Depreciation and amortization
Total depreciation and amortization for reportable segments	145,256	166,097
Other depreciation and amortization	40,029	41,388
Elimination of inter-segment depreciation and amortization	(5,531)	(5,799)
Consolidated depreciation and amortisation	179,754	201,686

	Three months ended 31 March
	2014	2013
Capital expenditure
Total capital expenditure for reportable segments	117,425	79,123
Other capital expenditure	41,443	39,260
Elimination of inter-segment capital expenditure	(3,438)	(8,085)
Consolidated capital expenditure	155,430	110,298

	31 March 2014	31 December 2013
Assets
Total assets for reportable segments	4,461,453	4,480,288
Other assets	1,360,990	1,351,040
Investments in equity accounted investees	259,425	250,959
Other unallocated amounts	3,740,067	3,890,351
Consolidated total assets	9,821,935	9,972,638

	31 March 2014	31 December 2013
Liabilities
Total liabilities for reportable segments	1,013,657	1,127,506
Other liabilities	248,338	283,702
Other unallocated amounts	1,698,290	1,657,464
Consolidated total liabilities	2,960,285	3,068,672

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Three months ended 31 March
Revenues	2014	2013

Turkey	1,123,163	1,352,709
Ukraine	99,354	99,342
Belarus	18,192	14,944
Turkish Republic of Northern Cyprus	14,638	16,442
Azerbaijan	21,634	16,201
Germany	7,040	4,887
	1,284,021	1,504,525

	31 March 2014	31 December 2013
Non-current assets
Turkey	3,465,931	3,543,214
Ukraine	326,869	467,779
Belarus	155,317	161,456
Turkish Republic of Northern Cyprus	43,950	46,176
Azerbaijan	4,849	4,959
Germany	4,008	4,415
Unallocated non-current assets	294,088	289,258
	4,295,012	4,517,257

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Finance income and costs

Net finance income or cost amounts to $(134,837) and $72,537 for the three months ended 31 March 2014 and 2013, respectively.

The foreign exchange income amounting to $9,167 and $11,716 have been presented on net basis with foreign exchange losses for the periods ended 31 March 2014 and 2013, respectively. The foreign exchange losses mainly attributable to the foreign exchange loss in Belarus and Ukraine operations amounting to $236,253 and $12,034 for the periods ended 31 March 2014 and 2013, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

8.	Income tax expense

Effective tax rates are 50% and 20% for the three months ended 31 March 2014 and 2013, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of Astelit and Belarusian Telecom can be utilised, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

9.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January2014	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 March 2014
Network infrastructure (All operational)	5,214,435	13,554	(2,319)	88,069	-	(341,697)	4,972,042
Land and buildings	237,132	1,083	-	20	-	(9,420)	228,815
Equipment, fixtures and fittings	247,806	2,645	(329)	291	-	(8,820)	241,593
Motor vehicles	16,441	349	(85)	-	-	(346)	16,359
Leasehold improvements	109,397	234	(2,309)	63	-	(3,395)	103,990
Construction in progress	248,083	101,095	(22)	(96,383)	(120)	(14,599)	238,054
Total	6,073,294	118,960	(5,064)	(7,940)	(120)	(378,277)	5,800,853

Accumulated depreciation
Network infrastructure (All operational)	2,914,030	118,331	(2,148)	-	2,189	(197,942)	2,834,460
Land and buildings	101,857	2,058	-	-	-	(3,558)	100,357
Equipment, fixtures and fittings	205,910	3,472	(306)	-	24	(7,298)	201,802
Motor vehicles	12,731	452	(84)	-	10	(244)	12,865
Leasehold improvements	90,953	1,150	(2,044)	-	7	(2,726)	87,340
Total	3,325,481	125,463	(4,582)	-	2,230	(211,768)	3,236,824

Total property, plant and Equipment	2,747,813	(6,503)	(482)	(7,940)	(2,350)	(166,509)	2,564,029

Depreciation expenses for the years ended 31 March 2014 and 2013 are $127,813 and $143,835 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 March 2014 and 2013 are $2,350 and $1,522 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

9.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Transfer to Investment Property	Balance as at 31 December 2013
Network infrastructure (All operational)	5,836,623	96,505	(478,198)	505,108	-	568	(746,171)	-	5,214,435
Land and buildings	267,728	7,156	-	3,628	-	-	(41,380)	-	237,132
Equipment, fixtures and fittings	273,436	19,695	(4,888)	1,761	-	33	(42,231)	-	247,806
Motor vehicles	17,915	1,348	(705)	288	-	-	(2,405)	-	16,441
Leasehold improvements	123,661	9,909	(139)	5,028	-	-	(19,050)	(10,012)	109,397
Construction in progress	281,123	508,050	(1,773)	(516,768)	(1,686)	-	(20,863)	-	248,083
Total	6,800,486	642,663	(485,703)	(955)	(1,686)	601	(872,100)	(10,012)	6,073,294

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	520,507	(477,241)	-	38,564	-	(444,444)	-	2,914,030
Land and buildings	111,538	9,105	-	-	314	-	(19,100)	-	101,857
Equipment, fixtures and fittings	231,696	13,244	(4,848)	-	261	-	(34,443)	-	205,910
Motor vehicles	13,286	1,926	(665)	-	-	-	(1,816)	-	12,731
Leasehold improvements	106,123	4,157	(119)	-	-	-	(17,300)	(1,908)	90,953
Total	3,739,287	548,939	(482,873)	-	39,139	-	(517,103)	(1,908)	3,325,481

Total property, plant and Equipment	3,061,199	93,724	(2,830)	(955)	(40,825)	601	(354,997)	(8,104)	2,747,813

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. Long-lived assets in Astelit were tested as at 31 March 2014 and other long lived assets in Superonline and Best were tested for impairment as at 31 December 2013.

Astelit

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 March 2014, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amount based on the value in use of cash generating units approximated the carrying amount of cash-generating units of Astelit, no impairment was recognized as at 31 March 2014. The assumptions used in value in use calculation of Astelit were:

A 18.2% post-tax WACC rate for 2014 to 2018, a 17.7% post-tax WACC rate for after 2018 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 19.3%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2013.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2013, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $28,674 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,710 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline

As at 31 December 2013, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $15,384. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 March 2014
GSM and other telecommunication operating licenses	1,112,175	64	(758)	2,442	-	(37,320)	1,076,603
Computer software	1,988,791	24,395	(101)	14,361	-	(67,159)	1,960,287
Transmission lines	24,398	-	-	-	-	(639)	23,759
Central betting system operating right	5,372	139	-	-	-	(90)	5,421
Indefeasible right of usage*	18,488	-	(39)	-	-	(514)	17,935
Brand name	3,298	-	-	-	-	(84)	3,214
Customer base	6,758	-	-	-	-	(171)	6,587
Goodwill	15,384	-	-	-	-	(390)	14,994
Other	2,603	754	-	2,299	-	(54)	5,602
Construction in progress	1,321	11,449	-	(11,162)	-	(298)	1,310
Total	3,178,588	36,801	(898)	7,940	-	(106,719)	3,115,712

Accumulated amortization
GSM and other telecommunication operating licenses	590,110	11,466	(758)	-	-	(20,967)	579,851
Computer software	1,444,651	38,759	(13)	-	419	(46,231)	1,437,585
Transmission lines	22,380	137	-	-	-	(584)	21,933
Central betting system operating right	3,892	78	-	-	-	(51)	3,919
Indefeasible right of usage*	4,406	525	-	-	-	(150)	4,781
Brand name	1,731	79	-	-	-	(43)	1,767
Customer base	3,434	145	-	-	-	(85)	3,494
Other	1,113	268	-	-	-	(37)	1,344
Total	2,071,717	51,457	(771)	-	419	(68,148)	2,054,674

Total intangible assets	1,106,871	(14,656)	(127)	7,940	(419)	(38,571)	1,061,038

Amortization expenses on intangible assets other than goodwill for the three months ended 31 March 2014 and 2013 are $51,876 and $57,851 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the three months ended 31 March 2014 is $419 and recognized in depreciation expense (31 March 2013: nil). Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $6,234 for the three months ended 31 March 2014 (31 March 2013: $8,535).

(*)The decrease resulted from the change in payment schedule of the indefeasible rights of use has been presented in disposals.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2013
GSM and other telecommunication operating licenses	1,271,274	2,811	-	414	-	-	(162,324)	1,112,175
Computer software	2,113,345	142,891	(4,817)	67,600	-	-	(330,228)	1,988,791
Transmission lines	28,569	526	-	-	-	-	(4,697)	24,398
Central betting system operating right	5,966	280	-	-	-	-	(874)	5,372
Indefeasible right of usage	19,541	2,289	-	-	-	-	(3,342)	18,488
Brand name	3,949	-	-	-	-	-	(651)	3,298
Customer base	7,959	-	-	-	-	117	(1,318)	6,758
Goodwill	18,419	-	-	-	-	-	(3,035)	15,384
Other	2,746	98	-		-	5	(246)	2,603
Construction in progress	1,739	66,641	-	(67,059)	-	-	-	1,321
Total	3,473,507	215,536	(4,817)	955	-	122	(506,715)	3,178,588

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	53,485	-	-	10,237	-	(66,192)	590,110
Computer software	1,544,898	164,673	(4,186)	-	4,823	-	(265,557)	1,444,651
Transmission lines	25,881	834	-	-	-	-	(4,335)	22,380
Central betting system operating right	3,989	362	-	-	-	-	(459)	3,892
Indefeasible right of usage	3,785	1,388	-	-	-	-	(767)	4,406
Brand name	1,678	369	-	-	-	-	(316)	1,731
Customer base	3,455	641	-	-	-	-	(662)	3,434
Other	1,124	182	-	-	-	-	(193)	1,113
Total	2,177,390	221,934	(4,186)	-	15,060	-	(338,481)	2,071,717

Total intangible assets	1,296,117	(6,398)	(631)	955	(15,060)	122	(168,234)	1,106,871

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended 31 March 2014 and 2013 are $33,119 and $38,298 respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $238,011 as at 31 March 2014 (31 December 2013: $229,114).

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

The Company’s investment in A-Tel amounts to $21,414 as at 31 March 2014 (31 December 2013: $21,845).

12.	Trade receivables and accrued income

	31 March 2014	31 December 2013
Accrued service income	755,002	748,647
Receivables from subscribers	441,915	445,574
Accounts and checks receivable	116,484	100,415
	1,313,401	1,294,636

Trade receivables are shown net of allowance for doubtful debts amounting to $334,625 as at 31 March 2014 (31 December 2013: $323,952). The change in allowance for trade receivables and due from related parties is disclosed in Note 21.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $258,910 (31 December 2013: $247,823).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 18.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.	Other current assets

	31 March 2014	31 December 2013
Prepaid expenses	274,242	87,166
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	55,466	52,475
Restricted cash	42,607	43,078
Prepayment for subscriber acquisition cost	28,604	25,669
Interest income accruals	17,275	14,671
Special communication tax to be collected from subscribers	14,570	14,467
Advances to suppliers	13,044	13,662
Receivables from personnel	2,331	2,978
VAT receivable	1,586	2,319
Other	38,510	25,667
	488,235	282,152
Prepaid expenses mainly comprises prepaid rent expense and frequency usage fees for prepaid subscribers paid which will be partially charged to prepaid subscribers on a monthly basis throughout the year.

 The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 20.

As at 31 March 2014, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 20.

Subscriber acquisition costs are commissions paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

14.	Cash and cash equivalents

	31 March 2014	31 December 2013
Cash in hand	82	99
Cheques received	32	84
Banks	3,646,580	3,806,411
- Demand deposits	255,696	204,864
- Time deposits	3,390,884	3,601,547
Bonds and bills	1,611	2,114
Cash and cash equivalents	3,648,305	3,808,708
Bank overdrafts	-	(237)
Cash and cash equivalents in the statement of cash flows	3,648,305	3,808,471

As at 31 March 2014, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.054 (31 December 2013: $0.055).

As at 31 March 2014, the average maturity of time deposits is 40 days (31 December 2013: 57 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 18.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

15.	Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $606,766 as at 31 March 2014), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.28 as at 31 March 2014) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to $293 as at 31 March 2014). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to $4,630 as at 31 March 2014). The dividend payments are planned to be paid on 15 May 2014 to the shareholders.

16.	Earnings per share

The calculations of basic and diluted earnings per share were based on the profit attributable to ordinary shareholders for the three months ended 31 March 2014 and 2013 of $162,853 and $316,498 and the weighted average number of shares outstanding during the these interim periods of 2,200,000,000, respectively.

	Three months ended 31 March
	2014	2013
Numerator:
Net profit for the period attributed to owners	162,853	316,498
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.07	0.14

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

17.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 18.

	31 March 2014	31 December 2013
Non-current liabilities
Unsecured bank loans	601,855	693,043
Secured bank loans	4,225	4,589
Finance lease liabilities	16,598	18,518
	622,678	716,150
Current liabilities
Unsecured bank facility	634,596	550,134
Current portion of unsecured bank loans	325,249	272,133
Current portion of secured bank loans	20,595	20,408
Current portion of finance lease liabilities	2,268	2,576
Option contracts used for hedging	817	994
	983,525	846,245

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

17.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 March 2014			31 December 2013
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2014-2018	Floating	Libor+1.1%-3.5%	1,234,037	1,237,917	Libor+1.3%-3.5%	1,135,637	1,138,316
Unsecured bank loans	USD	2014-2016	Fixed	2.24%-8.0%	166,077	172,888	1.3%-8.0%	216,710	223,052
Unsecured bank loans	TL	2014-2016	Fixed	8.3%-10.0%	149,420	150,070	8.3%-10.0%	153,306	153,942
Unsecured bank loans	UAH	2014	Fixed	23%	803	825	-	-	-
Secured bank loans*	EUR	2014	Floating	Libor+3.465%	16,479	19,213	Libor+3.465%	16,510	18,955
Secured bank loans**	BYR	2020	Fixed	12%-16%	4,403	5,607	12%-16%	4,739	6,042
Finance lease liabilities	EUR	2014-2024	Fixed	3.35%	21,752	18,244	3.35%	24,455	20,325
Finance lease liabilities	USD	2014-2016	Fixed	0.68%-8.0%	663	622	0.68%-4.64%	839	769
					1,593,634	1,605,386		1,552,196	1,561,401
(*)	Secured by System Capital Management Limited (“SCM”).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

17.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (as of 31 March 2014, due to Astelit’s execution of partial payments, Astelit’s accrued obligations under its loans to Financell and Euroasia has decreased to a total of $600,856). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $141,812 on three loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 March 2014. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement currently totaling $39,671.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to three loan agreements) currently totaling $141,812. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 March 2014 and 31 December 2013. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although does not perfected any pledges in connection with this loan.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 March 2014 and 31 December 2013 is as follows:

	31 March 2014	31 December 2013
Opening balance	324,017	392,852
Impairment loss recognized	19,145	79,465
Amounts written-off	-	(77,569)
Effect of change in foreign exchange rate	(8,459)	(70,731)
Closing balance	334,703	324,017

The impairment loss recognized of $19,145 for the three months ended 31 March 2014 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 March 2013: $16,734).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	194	2,131
Due from related parties-current	3,263	87
Trade receivables and accrued income	25,538	38,506
Other current assets	8,298	3,399
Cash and cash equivalents	660,426	377
	697,719	44,500
Foreign currency denominated liabilities
Loans and borrowings-non current	(619,155)	(15,764)
Other non-current liabilities	(82,900)	-
Loans and borrowings-current	(734,031)	(14,010)
Trade and other payables	(150,760)	(19,194)
Due to related parties	(188)	(129)
	(1,587,034)	(49,097)
Net exposure	(889,315)	(4,597)

	31 March 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	79	2,131
Due from related parties-current	4,130	332
Trade receivables and accrued income	22,490	36,015
Other current assets	11,097	4,012
Cash and cash equivalents	722,200	2,412
	759,996	44,902
Foreign currency denominated liabilities
Loans and borrowings-non current	(525,862)	(14,188)
Other non-current liabilities	(86,393)	-
Loans and borrowings-current	(855,915)	(13,651)
Trade and other payables	(89,823)	(12,814)
Due to related parties	(218)	(170)
	(1,558,211)	(40,823)
Net exposure	(798,215)	4,079

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 March	31 March	31 March	31 December
	2014	2013	2014	2013

USD/TL	2.2253	1.7865	2.1898	2.1343
EUR/TL	3.0410	2.3595	3.0072	2.9365
USD/BYR	9,697	8,627	9,870	9,510
USD/UAH	9.1510	7.9930	10.9546	7.9930
Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 March 2014 and 31 December 2013 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2014	31 December 2013

USD	79,822	88,932
EUR	(560)	632

10% weakening of the TL, UAH, BYR against the following currencies as at 31 March 2014 and 31 December 2013 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 March 2014	31 December 2013

USD	(79,822)	(88,932)
EUR	560	(632)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	31 March 2014	31 December 2013	Fair Value hierarchy	Valuation techniques

Option contracts used for hedging	(817)	(994)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom	(72,248)	(69,054)	Level 3	Net present value (*)

There were no transfers between Level 1 and 2 in the period.

(*)
Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2013: the first quarter of 2020). Discount rate of 5.6% is used for the net present value calculation of nominal $100,000 contingent payment (31 December 2013: 6.1%). Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

19.	Guarantees and purchase obligations

As at 31 March 2014, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $464,668 (31 December 2013: $463,695). Payments for these commitments are going to be made in a 7-year period.

As at 31 March 2014, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 3,398,028 (equivalent to $1,551,753 as at 31 March 2014) (31 December 2013: TL 3,177,947 equivalent to $1,488,988 as at 31 December 2013).

20.	Commitments and Contingencies

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision amounting to $27,119 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the condensed interim consolidated financial statements for the year ended 31 March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages regarding principle, overdue interest and late payment fee, amounting to TL 11,970 (equivalent to $5,466 as at 31 March 2014) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $10,835 as at 31 March 2014) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,122 as at 31 March 2014) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $19,452 as at 31 March 2014) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $16,669 as at 31 March 2014), interest and penalty (calculated till the filing date of legal cases in 2005, 2006 and 2007) amounting to TL 6,095 (equivalent to $2,783  as at 31 March 2014) and interest and penalty to be calculated for the period between the filing date of legal case and payment date. The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. Turk Telekom also applied for the correction of the decision. The Company replied this request. The correction of the decision process is still pending

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $13,300 as at 31 March 2014) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,380 as at 31 March 2014) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $13,731 as at 31 March 2014).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $41,951 as at 31 March 2014) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 March 2014.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $10,676 as at 31 March 2014), overdue interest of TL 3,092 (equivalent to $1,412 as at 31 March 2014) and delay fee of TL 1,925 (equivalent to $879 as at 31 March 2014), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $959 as at 31 March 2014). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,184 as at 31 March 2014) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,184 as at 31 March 2014) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request.  The Council of State rejected the correction of the decision request ofThe Inheritance and Charges Tax Office

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $16,473 as at 31 March 2014). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $12,355 as at 31 March 2014) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities (continued)

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $457 as at 31 March 2014), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,283 as at 31 March 2014) and in addition requested TL 1,000 (equivalent to $457 as at 31 March 2014) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on National Roaming Agreement

The ICTA decided that the Company has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges the Company to provide national roaming services and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $9,965 as at 31 March 2014). On 7 April 2004, although the Company made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to the Company until the conclusion of the law suit on 1 December 2004, the Company re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, the Company initiated a lawsuit against ICTA for the collection of TL 7,111 (equivalent to $3,247 as at 31 March 2014) which is the accrued interest of the total amount that the Company could not benefit between the period when the Company made the payment and ICTA returned the same amount to the Company. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $2,971 as at 31 March 2014) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $2,971 as at 31 March 2014) with its accrued interest amounting to TL 1,596 (equivalent to $729 as at 31 March 2014) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,830 as at 31 March 2014) for misinforming the Authority and TL 374 (equivalent to $171 as at 31 March 2014) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,501 as at 31 March 2014) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $24,416 as at 31 March 2014) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $18,312 as at 31 March 2014) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $18,312 as at 31 March 2014) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $18,312 as at 31 March 2014) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $21,111 as at 31 March 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $6,104 as at 31 March 2014) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $24,416 as at 31 March 2014) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $61,018 as at 31 March 2014) and TL 139,101 (equivalent to $63,522 as at 31 March 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $12,203 as at 31 March 2014) and TL 27,820 (equivalent to $12,704 as at 31 March 2014) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,098 as at 31 March 2014) and TL 8,900 (equivalent to $4,064 as at 31 March 2014) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,132 as at 31 March 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,027 as at 31 March 2014) and TL 842 (equivalent to $385 as at 31 March 2014) respectively. The aforementioned amounts were paid on 29 July 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $96,381 as at 31 March 2014) principal and TL 316,583 (equivalent to $144,572 as at 31 March 2014) totaling to TL 527,639 (equivalent to $240,953 as at 31 March 2014) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure. In some of the cases, the Court decided to wait until the conclusion of the settlement procedure.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $14,490 as at 31 March 2014).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $8,220 as at 31 March 2014) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $6,270 as at 31 March 2014) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,641 as at 31 March 2014) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

of TL 450,931 (equivalent to $205,923 as at 31 March 2014) of which TL 219,149 (equivalent to $100,077 as at 31 March 2014) is principal and TL 231,782 (equivalent to $105,846 as at 31 March 2014) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $24,276 as at 31 March 2014) and accrued interest amounting to a nominal amount of TL 100,116 (equivalent to $45,719 as at 31 March 2014) in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic (continued)

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $78,411 as at 31 March 2014) and accepted the request amounting to TL 279,227 (equivalent to $127,513 as at 31 March 2014). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,503 as at 31 March 2014) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $697 as at 31 March 2014) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision and applied for the correction of the decision. Both requests of GDYS were rejected and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,503 as at 31 March 2014) and its overdue interest accrual amount of TL 1,894 (equivalent to $865 as at 31 March 2014) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,071 as at 31 March 2014) principal and TL 966 (equivalent to $441 as at 31 March 2014) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. The appeal and the correction of decision requests of Spor Toto were rejected and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,071 as at 31 March 2014) and accrued interest amounting to TL 3,376 (equivalent to $1,542 as at 31 March 2014) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

The Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $3,018 as at 31 March 2014) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim.  Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. Moreover, on 9 February 2009, the Company filed another lawsuit for the cancellation of the aforementioned interest charge.

The Court rejected the case filed for the cancellation of the administrative act regarding the refusal of the application of the Company. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held in February 2013. The second oral hearing was held in September 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,716 as at 31 March 2014) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $5 as at 31 March 2014) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 31 March 2014) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 31 March 2014) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request of Turk Telekom.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $457 as at 31 March 2014) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $457 as at 31 March 2014) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $21,463 as at 31 March 2014). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report submitted to the file is in favor of the Company.

Dispute on Avea interconnection costs

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $18,267 as at 31 March 2014) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The Court dismissed both cases.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $14,653 as at 31 March 2014). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $10,990 as at 31 March 2014) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $6,918 as at 31 March 2014) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payment request of Savings Deposits Insurance Fund (continued)

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $23,406 as at 31 March 2014).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $21,065 as at 31 March 2014) and interest accrued amounting to TL 5,020 (equivalent to $2,292 as at 31 March 2014) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,340 as at 31 March 2014) and interest accrued amounting to TL 558 (equivalent to $255 as at 31 March 2014) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $23,406 as at 31 March 2014) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,352 as at 31 March 2014) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee (continued)

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,516 as at 31 March 2014) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $404 as at 31 March 2014). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by the Company has been dismissed. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report and the expert report which has been submitted to the Court is in favor of Turkcell. The Court decided to obtain an additional expert report from the same committee. The lawsuit is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,242 as at 31 March 2014) together with the penalty of TL 12,171 (equivalent to $5,558 as at 31 March 2014) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,242 as at 31 March 2014) together with the penalty of TL 12,171 (equivalent to $5,558 as at 31 March 2014) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,558 as at 31 March 2014) calculated over allegedly unpaid TL 4,909 (equivalent to $2,242 as at 31 March 2014) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance.  The lawsuit is still pending.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $33,120 as at 31 March 2014) and conventional penalty of TL 205,594 (equivalent to $93,887 as at 31 March 2014). The Company paid TL 1,535 (equivalent to $701 as at 31 March 2014) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $32,419 as at 31 March 2014) and conventional penalty of TL 205,594 (equivalent to $93,887 as at 31 March 2014) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $93,887 as at 31 March 2014). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $31,220 as at 31 March 2014) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,901 as at 31 March 2014) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $617 as at 31 March 2014) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,284 as at 31 March 2014) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $93,887 as at 31 March 2014); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $731 as at 31 March 2014) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $626 as at 31 March 2014) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $125 as at 31 March 2014) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $31,145 as at 31 March 2014). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $31,145 as at 31 March 2014) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of HRV 106,443 (equivalent to $9,717 as at 31 March 2014), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of HRV 35,292 (equivalent to $3,222 as at 31 March 2014).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor had a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine. However, the distributor is not conducting economic activity for a long period of time and has not appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,064 as at 31 March 2014). The High Administrative Court decided in favor of Tax Administration on 27 March 2014.  Therefore, Astelit paid the aforementioned amount on 4 April 2014. Also, additional penalty based on 120% of NBU’s daily rate should be paid to the Tax Authority according to the court decision.

Based on the management opinion, provision amounting to HRV 31,779 (equivalent to $2,901 as at 31 March 2014) has been set for the risks belonging to years 2009, 2010, 2011 and 2012 in the consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: $3,389).

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign (continued)

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $554 as at 31 March 2014) and tax penalty of TL 1,822 (equivalent to $832 as at 31 March 2014) and VAT amounting to TL 874 (equivalent to $399 as at 31 March 2014) and tax penalty of TL 1,315 (equivalent to $601 as at 31 March 2014). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None)

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $29,226 as at 31 March 2014) due to the applications of the Company and requested TL 1,000 (equivalent to $457 as at 31 March 2014) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $29,226 as at 31 March 2014) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $7,626 as at 31 March 2014). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $7,626 as at 31 March 2014) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $8,585 as at 31 March 2014) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The expert committee submitted their report to the Court. The report is against the Company. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $7,151 as at 31 March 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $366 as at 31 March 2014) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $274 as at 31 March 2014) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $12,094 as at 31 March 2014) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $9,070 as at 31 March 2014) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. Appeal process is still pending.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 (equivalent to $9,070 as at 31 March 2014) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $9,070 as at 31 March 2014) and TL 26,716 (equivalent to $12,200 as at 31 March 2014) were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the condensed interim consolidated financial statements as at and for the period ended 31 March 2014, provision amounting to TL 11,001 (equivalent to $5,024 as at 31 March 2014) is recognized for the amount which has not been reimbursed to the subscribers yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $183 as at 31 March 2014) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $137 as at 31 March 2014) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $41,986 as at 31 March 2014). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $41,986 as at 31 March 2014) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. The lawsuit is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. The Company’s deposit amounting to TL 91,942 (equivalent to $41,986 as at 31 March 2014) is blocked by the Tax Office with respect to the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $959 as at 31 March 2014) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $41,986 as at 31 March 2014) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The company replied to the correction of decision.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $50,454 as at 31 March 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $41,986 as at 31 March 2014) administrative fine to the Company. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $548 as at 31 March 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $41,986 as at 31 March 2014) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $228 as at 31 March 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $41,986 as at 31 March 2014) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $457 as at 31 March 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $41,986 as at 31 March 2014) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,661 as at 31 March 2014) for making some subscribers suffer and TL 2,004 (equivalent to $915 as at 31 March 2014) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,432 as at 31 March 2014) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the Company’s stay of execution requests, during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents requested by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,126 as at 31 March 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,844 as at 31 March 2014) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $46,876 as at 31 March 2014) and interest amounting to TL 68,276 (equivalent to $31,179 as at 31 March 2014) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The Case Management Conference was held on 13 March 2014. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision.  The Plenary Session of Administrative Law Divisions of the Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,832 as at 31 March 2014) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The correction of the decision process is still pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,832 as at 31 March 2014) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,800 as at 31 March 2014) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $636 as at 31 March 2014) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,047 as at 31 March 2014) and TL 235 (equivalent to $107 as at 31 March 2014) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,047 as at 31 March 2014) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $107 as at 31 March 2014); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $4,155 as at 31 March 2014) have been cancelled by the court. Ankara Metropol Municipality appealed the decision. Ankara Municipality demanded for issue of stay order with petition of appeal but at this stage, this application was rejected. Appeal process is still pending.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $544 as at 31 March 2014) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $549 as at 31 March 2014) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 31 March 2014. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $151 as at 31 March 2014) and TL 450 (equivalent to $205 as at 31 March 2014) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration but this application was rejected, decisions are approved. Also, the other two cases were rejected and Turkcell Superonline appealed the decisions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $2,959 as at 31 March 2014) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $2,959 as at 31 March 2014), late payment interest of TL 5,103 (equivalent to $2,330 as at 31 March 2014) and related fees of TL 524 (equivalent to $239 as at 31 March 2014) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments andContingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,071 as at 31 March 2014). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $3,437 as at 31 March 2014)  together with the interest that will occur until the actual payment of the subject amount to the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,127 as at 31 March 2014). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $751 as at 31 March 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $564 as at 31 March 2014) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $3,732 as at 31 March 2014) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $2,799 as at 31 March 2014) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $5,225 as at 31 March 2014). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $3,919 as at 31 March 2014) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $457 as at 31 March 2014) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $342 as at 31 March 2014) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $826 as at 31 March 2014) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $620 as at 31 March 2014) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. Appeal process is pending. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The case is still pending.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $747 as at 31 March 2014). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $560 as at 31 March 2014) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $811 as at 31 March 2014) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.  Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid 4,337 TL (equivalent to $1,981 as at 31 March 2014) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 2013.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $5,257 as at 31 March 2014) including principal amounting to TL 8,024 (equivalent to $3,664 as at 31 March 2014), overdue interest amounting to TL 2,343 (equivalent to $1,070 as at 31 March 2014) and late payment fee amounting to TL 1,144 (equivalent to $522 as at 31 March 2014) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,465 as at 31 March 2014) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $14,468 as at 31 March 2014) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $9,754 as at 31 March 2014) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. Two of the lawsuits are rejected in favor of the Company; however the other cases are still pending. Turk Telekom appealed those aforementioned two cases. The Company replied this request.  The Court decided to consolidate two of the lawsuits, which were filed for the period of September 2011 and October 2011, with the first case.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $457 as at 31 March 2014) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The Court rejected the lawsuit in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,069 as at 31 March 2014) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $292 as at 31 March 2014) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,672 as at 31 March 2014) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,872 as at 31 March 2014) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The case filed by Undersecretariat of Treasury and the Ministry of Transport has been dismissed. Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending. The Court decided to obtain an expert report in the case filed by ICTA. The expert report is in favor of the Company.  The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted all its written defenses to the Competition Board within due dates and an oral hearing has been requested to submit Company’s further defences. After defense proceedings, the Competition Board decided that the Company infringed competition rules by exclusive practices on vehicle tracking services business field and imposed a fine amounting TL 39,727 (equivalent to $18,142 as at 31 March 2014). The decision was pronounced on 20 December 2013. The reasoned judgment has not been delivered to the Company yet and term of litigation and the payment period has not been started yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $939 as at 31 March 2014), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $939 as at 31 March 2014) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $704 as at 31 March 2014) was paid on 3 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $761 as at 31 March 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $571 as at 31 March 2014) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $6,644 as at 31 March 2014) and related penalty amounting TL 21,822 (equivalent to $9,965 as at 31 March 2014) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $4,651 as at 31 March 2014) and related interest amounting TL 11,156 (equivalent to $5,095 as at 31 March 2014). Tax penalty amounting TL 21,822 (equivalent to $9,965 as at 31 March 2014) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $13,642 as at 31 March 2014) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the settlement with the fiscal authority, provision amounting to TL 8,534 (equivalent to $3,897 as at 31 March 2014) has been recorded as income in the consolidated financial statements as at and for the period ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 March 2014, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $60,225 as at 31 March 2014) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel (continued)

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bilgin Holding AS, Bilgin Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bilgin Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bilgin Holding AS. The Court rejected the case on the procedural grounds. Bilgin Holding A.Ş. and SDIF have appealed the court decision. The Company replied to this appeal request. Appeal process is still pending.

Bilgin Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $46 as at 31 March 2014) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. The lawsuit is still pending.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $377 as at 31 March 2014) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $283 as at 31 March 2014) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of 736 TL (equivalent to $336 as at 31 March 2014). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $252 as at 31 March 2014) was paid on 7 June 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $7,483 as at 31 March 2014) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $7,362 as at 31 March 2014) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $21,759 as at 31 March 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $7,335 as at 31 March 2014) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $21,694 as at 31 March 2014).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $7,335 as at 31 March 2014) and the penalty of TL 47,505 (equivalent to $21,694 as at 31 March 2014) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request.  ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $174 as at 31 March 2014) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $174 as at 31 March 2014) and requested it to be paid. The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. The Company submitted its reply to the appeal request of ICTA. The appeal process is still pending.

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $7,335 as at 31 March 2014) and contribution share in the amount of TL 381 (equivalent to $174 as at 31 March 2014) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $21,694 as at 31 March 2014) requested by the letter of ICTA dated 20 August 2013. The Case Management Conference was held on 8 April 2014. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $545 as at 31 March 2014) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company has objected the amount of TL 1,184 (equivalent to $541 as at 31 March 2014) of the requested amount on the grounds that it was contrary to the Concession Agreement, and paid the remaining portion of it, with reservation. The Company filed a lawsuit; for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and the Treasury Report which is the legal basis of that aforementioned administrative act; against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications before the Council of State. The case is still pending. The Court rejected the Company’s stay of execution request. The Company objected to the decision.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,424 as at 31 March 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.  The Court rejected the Company’s stay of execution request. The Company objected to the decision. The case is still pending.

The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of the Company. The Company objected to this decision. The case is still pending.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $13 as at 31 March 2014) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA before the Council of State, for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request. The case is still pending.

The total amount of TL 5,195 (equivalent to $2,372 as at 31 March 2014) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2013.

Investigation Initiated by Competition Authority for Exclusive Agreements for the Base Station Areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation has been sent to the Company. Written defenses will be submitted within due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot Group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of  Article 21/5 of Law No:5738 and Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. Appeal process is still pending.

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus İnsaat ve Turizm San. Tic. AS. (“Fokus”) and Turkcell Superonline. Fokus cancelled the contract and initiated a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,857 as at 31 March 2014) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $11,415 as at 31 March 2014) for the work order given jobs together with the applicable past-due interest. Additionally, it is stated that TL 53,756 (equivalent to $24,548 as at 31 March 2014) is reserved for revenue loss. For this lawsuit, exchange of petitions are completed.

Turkcell Superonline initiated a lawsuit against Fokus Insaat ve Turizm San. Tic. AS. (“Fokus”) because of unjust termination of the agreement and obstinacy. Total value of this action of debt is TL 9,324 (equivalent to $4,258 as at 31 March 2014), Fokus takes motion for enlargement of time to plead to the charge.

The request of joinder of Turkcell Superonline is accepted. Lawsuits which litigate against both sides are consolidated. For this lawsuit, exchange of petitions are completed.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2014.

The Lawsuit Filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,142 as at 31 March 2014) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favour of the Company. Wrestling Federation objected to the report. The Court rejected the case in favour of the Company. Turkish Wrestling Federation appealed the decision. The Company shall reply this request in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on International Roaming Calls

ICTA decided to initiate an investigation after an inspection regarding Company’s international roaming tariffs and campaigns, on 23 January 2013. The scope of the investigation is to determine the magnitude of the practice conducted by the Company by overcharging some international roaming customers. An on-site inspection has been commenced between 15 April 2013 and 19 April 2013.  ICTA Board decided that there is no breach regarding the investigation.

Investigation initiated by ICTA on Limited Usage Services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $8,466 as at 31 March 2014) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $16,981 as at 31 March 2014) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $8,466 as at 31 March 2014) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $6,350 as at 31 March 2014) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding reimbursement to subscribers is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

Investigation Initiated by ICTA on Subscription Contracts and Invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $811 as at 31 March 2014) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $608 as at 31 March 2014) was made on 18 February 2014.

Investigation Initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 23 January 2014, amounting to 1,413 TL (equivalent to $645 as at 31 March 2014) The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The case is still pending.

Based on the management opinion, the Company accrued provision for the amount TL 1,059 (equivalent to $484 as at 31 March 2014) in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2014; since the administrative fine will be paid within 1 month following the notification of the decision of ICTA, and 25% discount will be applied.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company less paid radio utilization and usage fees amounting to TL 67,497 (equivalent to $30,823 as at 31 March 2014) than it had to be for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defence, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $2,060 as at 31 March 2014) regarding the radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $1,209 as at 31 March 2014) for the amount of TL 62,399 (equivalent to $28,495 as at 31 March 2014) of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation.

Based on the management opinion, the Company accrued provision for the amount TL 1,986 (equivalent to $907 as at 31 March 2014) in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2014; since the administrative fine was paid within 1 month following the notification of the decision of ICTA on 17 April 2014, and 25% discount was applied.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,497 (equivalent to $30,823 as at 31 March 2014) is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 3 February 2014.

The inquiry claims that, the Company should pay the amount of TL 45,509 (equivalent to $20,782 as at 31 March 2014) for the radio utilization and usage fees, which the Company allegedly did not pay for the year 2012, and an administrative fine should by imposed. The Company filed its written defences within the due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 31 March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on Mobile Number Portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to 1,059 TL (equivalent to $484 as at 31 March 2014).

Based on the management opinion, the Company accrued provision for the amount TL 795 (equivalent to $363 as at 31 March 2014) in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2014; since the administrative fine was paid within 1 month following the notification of the decision of ICTA on 1 April 2014, and 25% discount was applied.

The Company filed a lawsuit on 21 April 2014 for the stay of execution and the cancellation of the aforementioned decision.

Investigation initiated by ICTA on ICTA Board Decision No:149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $1,855 as at 31 March 2014) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation. The Company filed a lawsuit on 21 April 2014 for the stay of execution and the cancellation of the aforementioned decision.

Based on the management opinion, the Company accrued provision for the amount TL 3,046 (equivalent to $1,391 as at 31 March 2014) in the condensed interim consolidated financial statements prepared as at and for the period ended 31 March 2014; since the administrative fine was paid within 1 month following the notification of the decision of ICTA on 1 April 2014, and 25% discount was applied.

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees

ICTA commenced an investigation based on Article 7 of the Board Decision on 11 December 2013, regarding the correctness of the subscription numbers reports, excluding the 2010-2011 period, which is essential for the payment of radio utilization and usage fees. An on-site investigations have been commenced on 7 April 2014 and requested information was delivered to ICTA on 21 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 March 2014 and 31 December 2013, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,631 and $3,940 for the three months ended 31 March 2014 and 2013, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – short term	31 March 2014	31 December 2013
T-Medya	2,940	2,979
Vimpelcom OJSC (“Vimpelcom”)	2,268	1,570
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,298	1,378
Megafon OJSC (“Megafon”)	899	439
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	565	622
GSM Kazakhstan Ltd (“Kazakcell”)	380	700
Kyivstar GSM JSC (“Kyivstar”)	304	268
Other	2,009	2,056
	10,663	10,012

Due from related parties short term is shown net of allowance for doubtful debts amounting to $78 as at 31 March 2014 (31 December 2013: $65).

Due to related parties – short term	31 March 2014	31 December 2013
A-Tel	31,396	32,212
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	10,520	2,847
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,589	3,535
Other	3,605	3,684
	49,110	42,278

Due from T-Medya, whose shares are owned by one of the shareholders of the Company, resulted from rent income.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Related parties (continued)

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 March 2014 is resulted from accrual for provision.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 18.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Three months ended 31 March
Revenues from related parties	2014	2013
Sales to KVK Teknoloji
Simcard and prepaid card sales	43,237	92,634
Sales to Kyivstar
Telecommunications services	9,608	11,340
Sales to Vimpelcom
Telecommunications services	4,541	3,139
Sales to Megafon
Telecommunications services	2,932	1,351
Sales to Teliasonera International
Telecommunications services	2,085	1,267
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	1,479	1,598
Sales to Krea
Call center revenues and interest charges	1,419	2,921

	Three months ended 31 March
Related party expenses	2014	2013
Charges from Kyivstar
Telecommunications services	9,447	10,264
Charges from KVK Teknoloji
Dealer activation fees and others	8,393	4,351
Charges from Hobim
Invoicing and archiving services	4,723	6,558
Charges from Teliasonera International
Telecommunications services	1,774	1,671
Charges from Vimpelcom
Telecommunications services	1,750	1,562
Charges from Megafon
Telecommunications services	1,700	1,102
Charges from Krea
Digital broadcasting services	1,420	1,736
Charges from Millenicom
Telecommunications services	962	856

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 March 2014 is TL 235,114 (equivalent to $107,368 as at 31 March 2014) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 March 2013: TL 140,258 (equivalent to $77,546 as at 31 March 2013).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar. Turkcell is receiving international roaming services and sms termination reciprocally from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services. Turkcell is receiving international roaming services and sms termination reciprocally from Vimpelcom.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services. Turkcell is receiving international roaming services and sms termination reciprocally from Megafon.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Turkcell is receiving international roaming services and sms termination reciprocally from Teliasonera.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Turkcell is receiving international roaming services and call termination reciprocally from Millenicom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Related parties (continued)

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 175,935 (equivalent to $80,343 as at 31 March 2014). However; as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $463 as at 31 March 2014) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2014 and 31 December 2013 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2014 (%)	2013 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure Business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC *	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure Business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Sistemleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

*It has been decided to liquidate Global FLLC. The liquidation is in progress as of the date of this report.

23.	Subsequent events

Our Company’s 100% owned subsidiary, Turkcell Superonline has completed the acquisition of all of the shares of Metronet İletişim Teknoloji A.S. (“Metronet) as of 15 April 2014 following the completion of necessary approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2014	By:	/s/ Murat Dogan Erden
Name: Murat Dogan Erden Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2014	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Director